Exhibit 12.1

JACK COOPER HOLDINGS CORP.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Nine Months Ended
	September 30,		Years Ended December 31,
(in thousands)	2015	2014	2014	2013	2012	2011	2010

Earnings:
Loss before income taxes	$(51,321)	$(41,348)	$(61,515)	$(53,273)	$(5,491)	$(26,242)	$(32,078)
Less:
Net loss (income) attributable to non-controlling interests	—	—	—	—	417	(44)	—
Add:
Fixed charges	36,688	33,881	47,228	63,287	30,400	26,233	22,482
Total Earnings:	$(14,633)	$(7,467)	$(14,287)	$10,014	$25,326	$(53)	$(9,596)
Fixed Charges:
Interest Expense	33,041	29,475	41,499	59,631	26,762	23,303	20,207
Approximation of interest in rental expense	3,647	4,406	5,729	3,656	3,638	2,930	2,275
Total Fixed Charges:	$36,688	$33,881	$47,228	$63,287	$30,400	$26,233	$22,482
Ratio of Earnings to Fixed Charges (a)	N/A	N/A	N/A	0.16	0.83	N/A	N/A

We computed the ratio of earnings to fixed charges by dividing earnings by the sum of our fixed charges. For purposes of computing this ratio, “earnings” calculated in accordance with Item 503(d) of Regulation S-K consisted of (i) net loss before income taxes less (ii) net loss (income) attributable to non-controlling interest plus (iii) fixed charges. “Fixed charges” calculated in accordance with Item 503(d) of regulation S-K consisted of interest on all indebtedness, amoritzation of debt expense, plus an approximation of interest in rental expense.   For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.

(a)       Earnings were insufficient to cover fixed charges by $51.3 million, $41.3 million, $61.5 million, $26.3 million, and $32.1 million for the nine months ended September 30, 2015 and 2014 and for the years ended December 31, 2014, 2011 and 2010, respectively.